Exhibit 99.1

STANTEC INC.

Material Change Report

1.	Name and Address of Company:

Stantec Inc.
10160 – 112th Street
Edmonton, Alberta
Canada  T5K 2L6

The reporting issuer has its principal office in Edmonton, Alberta.

2.	Date of Material Change:

January 2, 2009

3.	News Release:

A news release was issued by Stantec on January 2, 2009, and disseminated through the facilities of a recognized newswire service.

4.	Summary of Material Change:

Stantec announced it has completed the acquisition of Jacques Whitford Group Ltd. and Jacques Whitford Global Group Ltd., (collectively, “Jacques Whitford”), an environmental consulting services firm with more than 1,700 employees and 40 offices principally in Canada.

5.	Full Description of Material Change:

5.1	Full Description of Material Change:

Stantec announced that following a shareholder vote receiving a 98% approval, Stantec was approved as a purchaser of 100% of the issued and outstanding shares of Jacques Whitford. The acquisition was completed on January 2, 2009.  The aggregate consideration paid by Stantec to acquire the issued and outstanding shares of Jacques Whitford was $143 million including any assumed debt at close. This price is subject to certain adjustments for delivered equity, debt, Work in Progress and accounts receivable. It is currently anticipated that the purchase price will be paid over a three year period.

Founded in 1972 and headquartered in Halifax, Nova Scotia, Jacques Whitford is an internationally recognized leader in engineering, environmental and earth sciences solutions with offices in all Canadian provinces and territories and several states in the US.

Jacques Whitford provides services in three major areas of practice in Environmental Sciences, Environmental Site Assessment and Remediation, and Geotechnical Materials, and operates primarily in the energy & resource, government, and real estate, finance & insurance sectors. The company’s trailing twelve month gross revenue is approximately C$230.0 million and net revenue is about C$170.0 million.

5.2	Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

Jeffrey S. Lloyd
Vice President & Secretary
Stantec Inc.
10160 – 112th Street
Edmonton, Alberta
T5K 2L6
(780) 917-7016

9.	Date of Report:

DATED at Edmonton, Alberta this 6th day of January, 2009.